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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Helen of Troy Limited
(Name of Subject Company (Issuer))

Helen of Troy Limited
(Name of Filing Person (Issuer))

Common Shares, Par Value $0.10 Per Share
(Title of Class of Securities)

G4388N106
(CUSIP Number of Class of Securities)

Vincent D. Carson
Senior Vice President, General Counsel and Secretary
Helen of Troy Limited
c/o Helen of Troy L.P.
One Helen of Troy Plaza
El Paso, Texas 79912
(915) 225-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:
 W. Crews Lott
Baker & McKenzie, LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201
(214) 978-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(*)
$300,000,000	$38,640.00
*
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:
Filing Party:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory statement

        This Tender Offer Statement on Schedule TO relates to the offer by Helen of Troy Limited, a Bermuda company, to purchase up to $300 million in value of its common shares, par value $0.10 per share (the "Common Stock"), at a price not greater than $66.50 per share nor less than $57.75 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2014 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

        The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.    Summary term sheet.

The information set forth in the Offer to Purchase under the section entitled "Summary term sheet" is incorporated herein by reference.

Item 2.    Subject company information.

(a)
Name and Address. The issuer is Helen of Troy Limited, a Bermuda company (the "Company"). The mailing address of our principal executive office is Clarendon House, 2 Church Street, Hamilton, Bermuda. Our telephone number at that address is (915) 225-8000.

(b)
Securities. The subject securities are our Common Stock. As of February 5, 2014, there were 32,091,817 shares of Common Stock outstanding.

(c)
Trading Market and Price. The information set forth in the Offer to Purchase under the section entitled "The Offer—Market and recent prices for the Common Stock" is incorporated herein by reference.

Item 3.    Identity and background of filing person.

(a)
Name and Address. The Company is the filing person. The Company's business address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under the section entitled "The Offer—Security ownership; transactions concerning shares" is incorporated herein by reference.

Item 4.    Terms of the transaction.

(a)
Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•
"Summary term sheet;"

•
"The Offer—Common Stock; price;"

•
"The Offer—Procedures for tendering the Common Stock;"

•
"The Offer—Withdrawal rights;"

•
"The Offer—Purchase of the Common Stock; payment of Final Purchase Price;"

•
"The Offer—Conditions of the Offer;"

•
"The Offer—Market and recent prices for the Common Stock;"

•
"The Offer—Source and amount of funds;"

•
"The Offer—Extension of the Offer; termination; amendment;"

•
"The Offer—Security ownership; transactions concerning shares;"

•
"Purposes, effects and plans—Material differences in the rights of Common Stock holders as a result of the Offer;"

•
"Purposes, effects and plans—Accounting treatment of repurchases of the Common Stock in the Offer;" and

•
"Purposes, effects and plans—Material United States federal income tax consequences."

(b)
Purchases. The information set forth in the Offer to Purchase under the section entitled "The Offer—Security ownership; transactions concerning shares" is incorporated herein by reference.

Item 5.    Past contacts, transactions, negotiations and agreements.

(e)
The information set forth in the Offer to Purchase under the sections entitled "The Offer—Dealer Manager, Information Agent, Depositary," "The Offer—Fees and expenses," "The Offer—Security ownership; transactions concerning shares" and "Purposes, effects and plans—Material differences in the rights of Common Stock holders as a result of the Offer" is incorporated herein by reference.

Item 6.    Purposes of the transaction and plans or proposals.

(a)
Purpose. Information set forth in the Offer to Purchase under the section entitled "Purposes, effects and plans—Purposes of the Offer" is incorporated herein by reference.

(b)
Use of securities acquired. Information set forth in the Offer to Purchase under the section entitled "Purposes, effects and plans—Treatment of shares not accepted" is incorporated herein by reference.

(c)
Plans. Information set forth in the Offer to Purchase under the sections entitled "Purposes, effects and plans—Future purchases and plans," "The Offer—Security ownership; transactions concerning the shares" and "The Offer—Source and amount of funds" is incorporated herein by reference.

Item 7.    Source and amount of funds or other consideration.

(a), (b) and (d) Source of funds. Conditions. Borrowed funds. The information set forth in the Offer to Purchase under the section entitled "The Offer—Source and amount of funds" is incorporated herein by reference.

Item 8.    Interest in the securities of the subject company.

(a), and (b) Security ownership. Securities transactions. The information set forth in the Offer to Purchase under the section entitled "The Offer—Security ownership; transactions concerning shares" is incorporated herein by reference.

Item 9.    Persons/assets, retained, employed, compensated or used.

(a)
The information set forth in the Offer to Purchase under the sections entitled "The Offer—Dealer Manager, Information Agent, Depositary," "The Offer—Fees and expenses" and "The Offer—No recommendation" is incorporated herein by reference.

Item 10.    Financial statements.

(a) and (b) Financial information. Pro forma information. Not applicable.

Item 11.    Additional information.

(a)
Agreements, regulatory requirements and legal proceedings. Not Applicable.

(c)
Other material information. The information contained in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

The following are attached as exhibits to this Schedule TO:

(a)(1)(A)	Offer to Purchase, dated February 10, 2014.*

(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release, dated February 10 2014.**
(a)(5)(B)	Press Release, dated February 10, 2014.*
(a)(5)(C)	Summary Advertisement, dated February 10, 2014.*
(a)(5)(D)	Communication to Employees.*
(b)(1)
Credit Agreement dated December 30, 2010, by and among Helen of Troy, L.P., the Company, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2011).
(b)(2)
Guaranty, dated December 31, 2010, made by the Company, Helen of Troy Limited, a Barbados company, HOT Nevada, Inc., Helen of Troy Nevada Corporation, Helen of Troy Texas Corporation, Idelle Labs Ltd., OXO International Ltd., Helen of Troy Macao Commercial Offshore Limited, Kaz, Inc., Kaz USA, Inc., and Kaz Canada, Inc., in favor of Bank of America, N.A. and other lenders, pursuant to the Credit Agreement, dated December 30, 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2011).
(b)(3)
First Amendment to Credit Agreement, dated January 14, 2011, by and among Helen of Troy, L.P., the Company, Bank of America, N.A., JP Morgan Chase Bank, N.A., and the other lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 18, 2011).
(b)(4)
Second Amendment to Credit Agreement, dated December 15, 2011, by and among Helen of Troy, L.P., the Company, Bank of America, N.A., JP Morgan Chase Bank, N.A., and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2011).
(b)(4)
Third Amendment to Credit Agreement, dated February 7, 2014, by and among Helen of Troy, L.P., the Company, Bank of America, N.A., JP Morgan Chase Bank, N.A., and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2014).
(d)(1)
Helen of Troy Limited 1998 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8, File Number 333-67369, filed with the Securities and Exchange Commission on November 17, 1998).
(d)(2)
Amended and Restated Helen of Troy Limited 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.30 to the Company's Quarterly Report on Form 10-Q for the period ending August 31, 1999).

(d)(3)	Amended and Restated Helen of Troy Limited 1998 Stock Option and Restricted Stock Plan (incorporated by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A, File Number 001-14669, filed with the Securities and Exchange Commission on June 15, 2005).
(d)(4)
Form of Helen of Troy Limited Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2008, filed with the Securities and Exchange Commission on May 13, 2008 (the "2008 10-K")).
(d)(5)	Form of Helen of Troy Limited Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.24 of the 2008 10-K).
(d)(6)
Helen of Troy Limited 2008 Employee Stock Purchase Plan (incorporated by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 27, 2008 (the "2008 Proxy Statement")).
(d)(7)	Helen of Troy Limited 2008 Non-Employee Directors Stock Incentive Plan (incorporated by reference to Appendix C to the 2008 Proxy Statement).
(d)(8)
Form of Restricted Stock Agreement for the Company's 2008 Non-Employee Directors Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2009).
(d)(9)
Helen of Troy Limited 2008 Stock Incentive Plan, as amended (incorporated by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A, File Number 001-14669, filed with the Securities and Exchange Commission on September 14, 2011).
(d)(10)
Form of Helen of Troy Limited Stock Option Agreement (incorporated by reference to Exhibit 10.34 of the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2013, filed with the Securities and Exchange Commission on April 29, 2013).
(d)(11)
Form of Restricted Stock Agreement for the Company's 2008 Non-Employee Directors Stock Incentive Plan (incorporated by reference to Exhibit 10.35 of the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2013, filed with the Securities and Exchange Commission on April 29, 2013).
(d)(12)
Employment Agreement among Helen of Troy Nevada Corporation, Helen of Troy Limited and Julien Mininberg, dated January 14, 2014 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 16, 2014).
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

**
Previously filed.

Item 13.    Information required by Schedule 13E-3.

(a)
Not applicable.

Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HELEN OF TROY LIMITED

By:	/s/ THOMAS J. BENSON Thomas J. Benson Chief Executive Officer

Date:        February 10, 2014

Index to Exhibits

(a)(1)(A)	Offer to Purchase, dated February 10, 2014.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release, dated February 10, 2014.**
(a)(5)(B)	Press Release, dated February 10, 2014.*
(a)(5)(C)	Summary Advertisement, dated February 10, 2014.*
(a)(5)(D)	Communication to Employees.*
(b)(1)
Credit Agreement dated December 30, 2010, by and among Helen of Troy, L.P., the Company, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2011).
(b)(2)
Guaranty, dated December 31, 2010, made by the Company, Helen of Troy Limited, a Barbados company, HOT Nevada, Inc., Helen of Troy Nevada Corporation, Helen of Troy Texas Corporation, Idelle Labs Ltd., OXO International Ltd., Helen of Troy Macao Commercial Offshore Limited, Kaz, Inc., Kaz USA, Inc., and Kaz Canada, Inc., in favor of Bank of America, N.A. and other lenders, pursuant to the Credit Agreement, dated December 30, 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2011).
(b)(3)
First Amendment to Credit Agreement, dated January 14, 2011, by and among Helen of Troy, L.P., the Company, Bank of America, N.A., JP Morgan Chase Bank, N.A., and the other lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 18, 2011).
(b)(4)
Second Amendment to Credit Agreement, dated December 15, 2011, by and among Helen of Troy, L.P., the Company, Bank of America, N.A., JP Morgan Chase Bank, N.A., and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2011).
(b)(4)
Third Amendment to Credit Agreement, dated February 7, 2014, by and among Helen of Troy, L.P., the Company, Bank of America, N.A., JP Morgan Chase Bank, N.A., and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2014).
(d)(1)
Helen of Troy Limited 1998 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8, File Number 333-67369, filed with the Securities and Exchange Commission on November 17, 1998).
(d)(2)
Amended and Restated Helen of Troy Limited 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.30 to the Company's Quarterly Report on Form 10-Q for the period ending August 31, 1999).

(d)(3)	Amended and Restated Helen of Troy Limited 1998 Stock Option and Restricted Stock Plan (incorporated by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A, File Number 001-14669, filed with the Securities and Exchange Commission on June 15, 2005).
(d)(4)
Form of Helen of Troy Limited Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2008, filed with the Securities and Exchange Commission on May 13, 2008 (the "2008 10-K")).
(d)(5)	Form of Helen of Troy Limited Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.24 of the 2008 10-K).
(d)(6)
Helen of Troy Limited 2008 Employee Stock Purchase Plan (incorporated by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 27, 2008 (the "2008 Proxy Statement")).
(d)(7)	Helen of Troy Limited 2008 Non-Employee Directors Stock Incentive Plan (incorporated by reference to Appendix C to the 2008 Proxy Statement).
(d)(8)
Form of Restricted Stock Agreement for the Company's 2008 Non-Employee Directors Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2009).
(d)(9)
Helen of Troy Limited 2008 Stock Incentive Plan, as amended (incorporated by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A, File Number 001-14669, filed with the Securities and Exchange Commission on September 14, 2011).
(d)(10)
Form of Helen of Troy Limited Stock Option Agreement (incorporated by reference to Exhibit 10.34 of the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2013, filed with the Securities and Exchange Commission on April 29, 2013).
(d)(11)
Form of Restricted Stock Agreement for the Company's 2008 Non-Employee Directors Stock Incentive Plan (incorporated by reference to Exhibit 10.35 of the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2013, filed with the Securities and Exchange Commission on April 29, 2013).
(d)(12)
Employment Agreement among Helen of Troy Nevada Corporation, Helen of Troy Limited and Julien Mininberg, dated January 14, 2014 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 16, 2014).
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

**
Previously filed.